UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

July 12, 2022

(Date of Report)

Multi-Housing Income REIT, LLC.

(Exact name of registrant as specified in its charter)

Delaware	82-3405225
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9050 North Capital of Texas Highway, Suite 320, Austin, TX	78759
(Address of principal executive offices)	(Zip Code)

(512) 872-2898
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Change of Share Price

The Company has experienced rising costs of borrowing which affected its estimates of selling cap rates. As a result of these events, the Company’s share price has changed from $11.47 per share to $11.29 per share effective as of July 1, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 12, 2022.

MULTI-HOUSING INCOME REIT, LLC.
DBA Upside Ave

By:	Casoro Capital Partners, LLC

By:	/s/ Yuen Yung
Yuen Yung
Chief Executive Officer

DATED: July 12, 2022

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